EPICEPT CORPORATION
                         777 Old Saw Mill River Parkway
                               Tarrytown, NY 10591


                                   May 1, 2007


FILED VIA EDGAR

Securities and Exchange Commission
Division of Corporation Finance
450 Fifth Street, N.W.
Washington, D.C. 20549


     Re:  EpiCept Corporation
          Request to Withdraw Post-Effective Amendment to Registration Statement Registration No. 333-132613


Ladies and Gentlemen:

     Pursuant to Rule 477(a) of the Securities Act of 1933, as amended, EpiCept Corporation (the "Company") hereby requests the withdrawal of its Post-Effective Amendment No. 1 to Form S-3 on Form S-1, initially filed on March 21, 2006 (Registration No. 333-132613), and amended on April 6, 2006 (the "Registration Statement"). The Post-Effective Amendment was filed in error by the financial printer, Bowne & Co., Inc., without approval of counsel, the auditors, or the Company. At the time of the filing, the Post-Effective Amendment was still in draft form, and under review by counsel, the auditors, and the Company. No securities were sold under the Registration Statement.

     Please contact Matthew Viola at Weil, Gotshal & Manges LLP at (212) 310-8000 if you have any questions.



                                          Very truly yours,
                                          EPICEPT CORPORATION

                                          /s/ John V. Talley

                                          John V. Talley
                                          Chief Executive Officer and President